Dechert LLP

1775 I Street, N.W.

Washington, DC 20006-2401

+1 202 261 3300 Main

+1 202 261 3333 Fax

www.dechert.com

October 3, 2008

VIA EDGAR CORRESPONDENCE

Mr. Kevin Rupert

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Lord Asset Management Trust (File Nos. 33-75138 and 811-08348) (the “Registrant”)

Sarbanes-Oxley Review of Registrant

Dear Mr. Rupert:

This letter responds to the comments that you recently conveyed orally via a telephone conference with Stephen T. Cohen of Dechert LLP, on behalf of the Registrant, in connection with your review of certain filings and other materials of the Registrant pursuant to the Sarbanes-Oxley Act of 2002. A summary of your comments, followed by the responses of the Registrant, is set forth below:

1.

Comment: Please ensure that the numerical values provided in any certified shareholder reports filed on Form N-CSR are presented in a manner that is consistent with the requirements for the rounding of numerical values presented in shareholder reports.

Response: On a going forward basis, the Registrant will present all numerical values in any future shareholder reports filed on Form N-CSR in a manner consistent with the applicable disclosure requirements.

2.	Comment: On the Registrant’s website, the Registrant’s marketing materials should not be placed in a manner that is adjacent to the Registrant’s prospectus.

Response: The Registrant agrees to move the marketing materials that are provided on the Registrant’s website to a location on the website that is not adjacent to the Registrant’s prospectus.

* * *

I trust that the foregoing is responsive to each of your comments.

Please be advised that the undersigned hereby acknowledges, on behalf of the Registrant, with respect to the foregoing, that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings that were made;

•

SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filings made; and

•	the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any other person under the federal securities laws of the United States.

Any questions that you may have concerning the foregoing may be addressed to the undersigned at 202.261.3364 or Stephen T. Cohen at 202.261.3304.

Sincerely,

/s/ Patrick W.D. Turley

Patrick W.D. Turley

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